
SECURITAS


05005772

Securitas AB

Full Year Report
January – December 2004

2004 confirms that Securitas is back to positive organic sales growth and increased income supported by strong cash flow

- **Sales** in the fourth quarter increased by 3 percent to MSEK 15,222 (14,676), adjusted for changes in exchange rates, acquisitions and divestitures. For the full year sales increased by 3 percent to MSEK 59,687 (58,850), adjusted for changes in exchange rates, acquisitions and divestitures.
- **Operating income** in the fourth quarter increased by 3 percent to MSEK 1,108 (1,084), adjusted for changes in exchange rates. Operating margin was 7.3 percent (7.4). For the full year operating income increased by 10 percent to MSEK 3,994 (3,732), adjusted for changes in exchange rates. Operating margin increased to 6.7 percent (6.3). In the fourth quarter operating income includes non-recurring charges in Cash Handling Services (MSEK 27) and Direct (MSEK 8), total MSEK 35.
- **Income before taxes** in the fourth quarter increased by 6 percent to MSEK 701 (659), adjusted for changes in exchange rates. For the full year income before taxes increased by 18 percent to MSEK 2,328 (1,998), adjusted for changes in exchange rates.
- **Net income** in the fourth quarter increased by 10 percent to MSEK 450 (410). For the full year the increase was 18 percent to MSEK 1,467 (1,242).
- **Earnings per share** after full taxes increased 9 percent to SEK 1.22 (1.12) in the fourth quarter. For the full year the increase was 16 percent to SEK 4.01 (3.45).
- **Free cash flow** increased 40 percent to MSEK 2,530 (1,801) representing 94 percent (73) of adjusted income.
- **Dividend** for 2004 is proposed to be SEK 3.00 (2.00) per share.

Comments from the CEO, Thomas Berglund

"The development in 2004 confirms that Securitas has returned to positive organic sales growth and increased income supported by strong cash flow.

Security Services Europe, Security Systems, Direct and Cash Handling Services (which represent 77 percent of Group operating income) have together demonstrated strong organic sales growth and margin development. Security Services USA has stabilized in sales, but has not yet achieved positive organic sales growth during 2004 and is still experiencing pressure on profitability.

The outlook for 2005 is a continuing positive development in line with 2004 driven by the same divisions as in 2004. Security Services USA is expected during 2005 to turn positive in organic sales growth and be more in line with the market, whereas margins are expected to continue to be under pressure."

Key Financial Data

MSEK	Q4 2004	Q4 2003	Total change, %	FY 2004	FY 2003	Total change, %
Sales	15,222	14,676	4	59,687	58,850	1
Organic sales growth, % [1]	3	1		3	-3	
Operating income	1,108	1,084	2	3,994	3,732	7
Real change, %	3	1		10	-9	
Operating margin, %	7.3	7.4		6.7	6.3	
Income before taxes	701	659	6	2,328	1,998	17
Real change, %	6	-1		18	-17	
Net income	450	410	10	1,467	1,242	18
Free cash flow	1,018	1,013	0	2,530	1,801	40
% of adjusted income	136	126		94	73	
Return on capital employed, %	-	-	-	20	18	-
Earnings per share after full taxes, SEK	1.22	1.12	9	4.01	3.45	16

1) Adjusted for changes in exchange rates, acquisitions and divestitures

Organic Sales Growth and Operating Margin Development

	Q4 2004			FY 2004		
MSEK	Organic sales growth %	Margin %	Margin increase/ decrease PP	Organic sales growth %	Margin %	Margin increase/ decrease PP
Security Services USA	-2	4.4	-1.2	-2	4.9	-0.7
Security Services Europe	5	8.7	0.5	4	7.5	0.2
Security Systems	-1	13.9	1.8	1	11.8	0.9
Direct	22	9.1	-1.3	22	9.8	0.8
Cash Handling Services	7	7.7	-0.7	5	7.1	1.5
Group	3	7.3	-0.1	3	6.7	0.4

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on February 9, 2005 at 10.00 am CET
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm
Call-in number to participate in the information meeting is +44 (0) 20 7162 0184
The meeting is also webcasted at www.securitasgroup.com
For a recorded version of the information meeting please dial +44 (0) 20 7031 4064. Access code: 640288

SALES AND INCOME FOR THE GROUP

October – December 2004

Sales amounted to MSEK 15,222 (14,676). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to 3 percent (1).

Organic sales growth is stable and has improved in the second half of the year.

SALES OCTOBER – DECEMBER MSEK	2004	2003	%
Total sales	**15,222**	**14,676**	*4*
Acquisitions/Divestitures	-642	7	
Currency change from 2003	612	-	
Organic sales	**15,192**	**14,683**	*3*

Operating income before amortization of goodwill amounted to MSEK 1,108 (1,084), which adjusted for changes in exchange rates of MSEK 11, corresponds to an increase of 3 percent. The operating margin was 7.3 percent (7.4). In the fourth quarter operating income includes non-recurring charges in Cash Handling Services (MSEK 27) and Direct (MSEK 8), total MSEK 35.

Income before taxes amounted to MSEK 701 (659). This is an increase of 6 percent compared to 2003.

INCOME OCTOBER – DECEMBER MSEK	2004	2003	%
Income before taxes	**701**	**659**	*6*
Currency change from 2003	0	-	
Organic income	**701**	**659**	*6*

The Group's tax rate was 35.7 percent (37.6). The full year tax rate was 37.0 percent, which is lower than previously forecasted. Thus a retroactive adjustment impacts the tax rate for the quarter with 1.3 percentage points.

Earnings per share after full taxes and full conversion was SEK 1.22 (1.12), an increase of 9 percent.

January – December 2004

Sales amounted to MSEK 59,687 (58,850). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to 3 percent (-3). The organic sales growth in Security Services USA was -2 percent and for the rest of the Group 5 percent.

SALES JANUARY – DECEMBER MSEK	2004	2003	%
Total sales	**59,687**	**58,850**	*1*
Acquisitions/Divestitures	-1,519	-148	
Currency change from 2003	2,214	-	
Organic sales	**60,382**	**58,702**	*3*

Operating income before amortization of goodwill amounted to MSEK 3,994 (3,732), which adjusted for changes in exchange rates of MSEK 104 corresponds to an increase of 10 percent. The operating margin was 6.7 percent (6.3).

Income before taxes amounted to MSEK 2,328 (1,998). Adjusted for changes in exchange rates of MSEK 27, this corresponds to an increase of 18 percent.

INCOME JANUARY – DECEMBER MSEK	2004	2003	%
Income before taxes	**2,328**	**1,998**	*17*
Currency change from 2003	27	-	
Organic income	**2,355**	**1,998**	*18*

The Group's tax rate was 37.0 percent (37.7).

Earnings per share after full taxes and full conversion was SEK 4.01 (3.45), an increase of 16 percent.

DEVELOPMENT IN THE GROUP'S DIVISIONS

Divisional Overview January – December 2004 and 2003

MSEK	Security Services USA		Security Services Europe		Security Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	18,845	20,881	23,570	22,876	4,730	3,868	2,577	2,132	9,965	9,093	-	-	59,687	58,850
Sales, intra-group	-	-	436	483	81	73	48	45	117	114	-682	-715	-	-
Total sales	**18,845**	**20,881**	**24,006**	**23,359**	**4,811**	**3,941**	**2,625**	**2,177**	**10,082**	**9,207**	**-682**	**-715**	**59,687**	**58,850**
Organic sales growth, %	***-2***	***-9***	***4***	***3***	***1***	***5***	***22***	***18***	***5***	***-4***	***-***	***-***	***3***	***-3***
Operating income before amortization of goodwill	**923**	**1,169**	**1,812**	**1,699**	**567**	**428**	**257**	**196**	**715**	**514**	**-280**	**-274**	**3,994**	**3,732**
Operating margin, %	***4.9***	***5.6***	***7.5***	***7.3***	***11.8***	***10.9***	***9.8***	***9.0***	***7.1***	***5.6***	***-***	***-***	***6.7***	***6.3***
Amortization of goodwill	-432	-452	-344	-380	-126	-58	-47	-49	-201	-198	-	-	-1,150	-1,137
Operating income after amortization of goodwill	491	717	1,468	1,319	441	370	210	147	514	316	-280	-274	2,844	2,595
Operating capital employed	860[2]	1,150[2]	1,707	1,893	659	703	851	686	2,780	2,348	-1,466	-1,259	5,391	5,521
Operating capital employed as % of sales [1]	***5***[2]	***5***[2]	***7***	***8***	***12***	***18***	***32***	***32***	***25***	***25***	***-***	***-***	***9***	***9***
Goodwill	5,371	6,427	4,109	4,617	2,095	587	478	527	2,455	2,620	-	-	14,508	14,778
Capital Employed	**6,231**[2]	**7,577**[2]	**5,816**	**6,510**	**2,754**	**1,290**	**1,329**	**1,213**	**5,235**	**4,968**	**-1,466**	**-1,259**	**19,899**	**20,299**
Return on capital employed, %	***15***	***15***	***31***	***26***	***21***	***33***	***19***	***16***	***14***	***10***	***-***	***-***	***20***	***18***

1) Adjusted for the full year sales of acquired entities
2) Calculated after the reversal of the sale of accounts receivables of MSEK 1,549 (1,637)

Security Services USA

After last year's completion of the merger of all operations under the Securitas name, the operations are now organized in thirteen units – ten geographical regions and three specialized countrywide regions. Five of the regions are stable in their performance and the focus is on refining services and specialization for different customer groups as airports, seaports, high rise buildings, petrochemical plants, government, etc. Three regions are still undergoing some organizational changes in order to get the right structure. The remaining five regions have the right structure, but need time to stabilize further. The focus in these five regions is on running the existing business with higher quality and precision.

At year end 2004 the new IT-platform was implemented in half of the operations, with the remaining regions to be finalized during the summer of 2005. The fourth quarter 2004 saw the peak in the implementation with intensive training and other activities.

In all regions branch manager training is performed in order to enhance the local ability to run and develop the business. At the end of 2005 around 1,000 managers will have been trained.

The short term focus is on compensating upcoming cost increases with price increases. Major efforts have been made to prepare for a satisfactory outcome. With better quality and more customer focus, the customer retention is expected to improve.

After a year of no or low growth, the market started to grow again during the summer of 2004. Price competition in the market has been fierce and margins have been under pressure. During 2005 Securitas' organic sales growth is expected to turn positive and be more in line with the market, whereas margins are expected to continue to be under pressure.

October – December 2004

Organic sales growth amounted to -2 percent (-2). From a low during the summer of 2004 sales per day have recovered and are back to the same level as at the beginning of the year. However, compared to 2003 sales are still lower.

Sales and organic sales growth					
MUSD	**Q1**	**Q2**	**Q3**	**Q4**	**FY**
2004	643	636	645	651	2,575
	0%	*-2%*	*-2%*	*-2%*	*-2%*
2003	639	646	658	665	2,608
	-10%	*-13%*	*-10%*	*-2%*	*-9%*
2002	707	735	728	668	2,838
	9%	*14%*	*13%*	*-4%*	*8%*

The operating margin was 4.4 percent (5.6). The further decline of 0.6 percentage points in the operating margin compared to previous quarters reflects a number of factors. One factor is the effect of re-bidded and new contracts with lower gross margin combined with start-up costs coming in to the portfolio (0.3 percentage points). Another factor is the temporarily higher implementation costs in connection with the new IT-platform (0.2 percentage points). The delay in compensation for increased wage related costs in the automotive

region (0.1 percentage points) is also a factor. The objectives are to recover the effects of the IT implementation costs and to get the relevant price increases in the automotive region during 2005.

Operating income and operating margin					
MUSD	Q1	Q2	Q3	Q4	FY
2004	32	33	32	29	126
	5.0%	*5.1%*	*5.0%*	*4.4%*	*4.9%*
2003	35	36	38	37	146
	5.4%	*5.5%*	*5.7%*	*5.6%*	*5.6%*
2002	43	44	48	44	179
	6.0%	*6.1%*	*6.5%*	*6.6%*	*6.3%*

January – December 2004

Organic sales growth amounted to -2 percent (-9).

The operating margin was 4.9 percent (5.6). The main reason for the margin decline of 0.7 percentage points during 2004 is the effect of price pressure, mainly the exchange of some large, more profitable contracts for less profitable ones. Another factor is the difficulty to compensate for increased wages and medical costs in the automotive region. The decline includes the full year negative margin impact from the increase of State Unemployment Insurance (SUI) at 0.3 percentage points. The increase mainly impacted California, Illinois and New York.

The contract portfolio, which generates approximately 90 percent of sales, was flat during 2004. Prices and wages increased 1.5 percent. Client retention was stable at 89 percent and staff turnover amounted to 60 percent.

Security Services Europe

In Security Services Europe the focus is on further specialization and refinement of services in order to increase organic sales growth and margin expansion. During the last years, all countries have established separate units for small customers with time-sharing services. Permanent guarding for large customers has been organized in specific customer segments. Airport and seaport security also creates opportunities for faster expansion when further specialized. From January 1, 2005 the division has been organized according to these customer segments with one unit for small customers, four units for large customers and one unit for airport and seaport security. The expected effects of this further focus and specialization are more refined services to customers, continued good organic sales growth and margin improvement.

October – December 2004

The strong organic sales growth from the third quarter continued and amounted to 5 percent (3), confirming the somewhat better market conditions and the positive effects from the ongoing specialization. Norway, Denmark, UK, Portugal, Austria and Eastern Europe show above average organic sales growth. Germany continues to improve and organic sales growth for the fourth quarter was in line with the average for the division. The Netherlands has returned to positive organic sales growth after the loss of a large contract during the third quarter 2003, but is still developing at a slower pace than the average.

Sales and organic sales growth					
MSEK	Q1	Q2	Q3	Q4	FY
2004	5,848	5,987	6,098	6,073	24,006
	3%	*3%*	*6%*	*5%*	*4%*
2003	5,773	5,895	5,817	5,874	23,359
	5%	*5%*	*1%*	*3%*	*3%*
2002	5,516	5,704	5,883	5,846	22,949
	8%	*11%*	*9%*	*3%*	*8%*

The operating margin increased to 8.7 percent (8.2). Germany and France have shown good development in margins along with Sweden, Portugal and Belgium. The increase is driven by stronger sales growth as well as higher margins from more refined services.

Operating income and operating margin					
MSEK	Q1	Q2	Q3	Q4	FY
2004	407	406	472	527	1,812
	7.0%	*6.8%*	*7.7%*	*8.7%*	*7.5%*
2003	382	402	432	483	1,699
	6.6%	*6.8%*	*7.4%*	*8.2%*	*7.3%*
2002	347	369	439	456	1,611
	6.3%	*6.5%*	*7.5%*	*7.8%*	*7.0%*

January – December 2004

The slowdown in the market during the second half 2003 continued for the first half 2004. Sales started to pick up during the summer and took the organic sales growth up to a level of around 5 percent. For the full year this gave an average organic sales growth of 4 percent (3).

The contract portfolio, which generates approximately 85 percent of sales, grew by 5 percent. Both wage and price increases amount to 3 percent. The client retention rate is stable above 90 percent and staff turnover was 35 percent.

The operating margin was 7.5 percent (7.3). The margin improvement is supported by increased volume, the increased contribution of time-sharing solutions and combined contracts, and continued cost control.

Going forward the positive development in organic sales growth is expected to continue in line with the second half 2004. Along with the ongoing specialization this will generate a further increase in the operating margin.

Security Systems

In Security Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallell to this, efficient sourcing of components has been in focus.

The addition of Bell and Eurotelis establishes the Security Systems division as a market leader in the banking segments also in the UK and France. The integration of the acquired units is proceeding according to plan. In Germany Securitas continues to build a platform with specific focus on banks.

The market has continued to be flat, but signals late in the year indicate a coming improvement. The Security Systems division's overall slow organic sales growth is also impacted by the restructuring and foundation work being done in UK, France and Germany.

October – December 2004

Organic sales growth amounted to -1 percent (3). Excluding UK, France and Germany, the organic sales growth was positive at 3 percent.

The operating margin continues to increase as a result of the ongoing specialization and was 13.9 percent (12.1) in the fourth quarter.

January – December 2004

Organic sales growth for the full year amounted to 1 percent (5). This reflects the slow market and the impact from the ongoing restructuring in UK, France and Germany.

The operating margin increased for the full year to 11.8 percent (10.9). Most countries show improved operating margin compared to last year. Excluding UK, France and Germany the operating margin was 14.3 percent (12.6).

Going forward Security Systems is expected to increase organic sales growth and to continue to improve margins. The acquisitions made during 2004 will also contribute with full year effect in 2005.

Direct

The Direct business has its entire focus on organic development. During the last two years resources have been allocated to speed up the development in countries where Direct is already operating and to expand into new markets with organic start-ups.

The new consumer concept is being developed in all countries of operation with a current focus on Sweden, France and the Netherlands.

October – December 2004

Organic sales growth amounted to 22 percent (14). In Direct's core operations organic sales growth continued to be strong and amounted to 28 percent (23) in the quarter. This implies that Direct continues to show very strong development compared to the market.

The operating margin was 9.1 percent (10.4). The margin has been impacted with MSEK 8 by internal restructuring in Denmark. The underlying margin continues to be stable around the 10 percent level.

January – December 2004

Organic sales growth amounted to 22 percent (18). In Direct's core operations the organic sales growth amounted to 28 percent (28) during 2004.

The operating margin was 9.8 percent (9.0). The increase is due to improvements in third party monitoring operations.

In Direct's core operations, the new wireless consumer concept has been introduced in the majority of its major markets. This concept generates more than 75 percent of total new systems sold. During the period 149,272 (109,504) new alarms were installed in Direct's core operations, an increase of 36 percent. This raised the total number of connected alarms by 29 percent to 553,709 (430,686). In the third party monitoring operations, 16,957 (16,147) new alarms were installed for a total of 138,585 (134,807) connected alarms. The total number of new installations by Direct thus amounts to 166,229 (125,651) and the number of connected alarms to 692,294 (565,493), an increase of 22 percent compared to 2003.

Going forward, the focus is on continued organic sales growth in existing countries and on introducing the concepts in new markets through organic start-ups. Strong organic sales growth is expected to continue with stable margins.

Cash Handling Services

The Cash Handling Services division has returned to normal operations and is step by step increasing its performance. A joint management team for the USA and Europe has been established

Organic sales growth in Europe is back to normal levels of 5–10 percent with strong margin improvement. The cash management operations in the UK (SCM UK) and Germany are now back to business as usual with good quality in services and with improving but still weak financial performance. In Sweden the integration of volumes taken over from the central bank owned company, Pengar i Sverige AB (PSAB) has been finalized.

In the U.S. operation, decentralization and reduction of central resources have continued. The reorganization of the East Coast operations is showing good progress. Thus margins have improved during the second half 2004. Organic sales growth has turned from negative to positive during the year. To accelerate growth, the service offering is widened to include cash management.

The Cash Handling Services division established itself as a market leader in France through the acquisition of Valiance in October 2004. The integration of Valiance has been faster and more positive than expected.

October – December 2004

Organic sales growth amounted to 7 percent (-1), 10 percent in Europe and 2 percent in USA. This is an improvement compared to all quarters in 2003 and confirms that the division is back to positive organic sales growth.

The operating margin was 7.7 percent (8.4).

Operating income has been impacted negatively by non-recurring charges related to the integration of volumes taken over from the central bank owned company, PSAB, and the restructuring of the Swedish operations in the amount of MSEK 27.

Valiance is included from October 16, and has contributed sales of MSEK 337 in the fourth quarter with a positive operating margin.

January – December 2004

Organic sales growth amounted to 5 percent (-4). The significant loss of volume in Portugal and Germany impacted the organic sales growth negatively by 2 percentage points.

The operating margin was 7.1 percent (5.6).

Going forward, Cash Handling Services has a strong focus on completing the integration of Valiance in France, on improving organic sales growth in USA and on continuing to develop and expand cash management services in a controlled manner. The margin is expected to show strong development in 2005.

CASH FLOW

October – December 2004

Operating income before amortization of goodwill amounted to MSEK 1,108 (1,084).

Net investments in fixed assets after depreciation totaled MSEK -268 (9). This includes net investments mainly in connection with the restructuring of the Swedish cash handling operations of MSEK 101.

Changes in accounts receivable amounted to MSEK -319 (-10) and changes in other operating capital employed amounted to MSEK 875 (258). The positive change in other capital employed is mainly explained by the build up of operating liabilities in Valiance, a positive development of capital employed in Bell and positive timing differences in customer prepayments and the payments of guard wages in several of the large operations.

Cash flow from operating activities was MSEK 1,396 (1,342), equivalent to 126 percent (124) of operating income before amortization of goodwill.

Free cash flow was MSEK 1,018 (1,013), equivalent to 136 percent (126) of adjusted income.

January – December 2004

Operating income before amortization of goodwill amounted to MSEK 3,994 (3,732).

Net investments in fixed assets after depreciation totaled MSEK -325 (-155).

Changes in accounts receivable amounted to MSEK -485 (-368) and changes in other operating capital employed amounted to MSEK 446 (-282). The changes in other capital employed include a non-recurring payment, the second installment for the so-called WELO-project in the German cash handling operation, of MSEK 184 made in February. This effect is more than compensated by the positive impact of timing differences in customer prepayments and the payments of guard wages in the fourth quarter.

Cash flow from operating activities was MSEK 3,630 (2,927), equivalent to 91 percent (78) of operating income before amortization of goodwill, which is a significant improvement compared to last year.

Free cash flow was MSEK 2,530 (1,801), equivalent to 94 percent (73) of adjusted income.

CAPITAL EMPLOYED, RETURN ON CAPITAL EMPLOYED, NET DEBT AND SHAREHOLDERS' EQUITY

The Group's operating capital employed was MSEK 5,391 (5,521) corresponding to 9 percent (9) of sales adjusted for full-year sales of acquired units. The new recommendation RR 29 Employee Benefits that came into effect on January 1, 2004, has resulted in an increase of the opening net liability for pensions and other benefits to employees of MSEK 821. This has resulted in a net decrease of operating capital employed of MSEK 531 after considering tax effects of MSEK 290. Further information can be found in Appendix 1 and in Note 4.

Acquisitions have increased operating capital employed by MSEK 512 during 2004. Restructuring provisions amounted to MSEK 34 (49).

Acquisitions increased consolidated goodwill by MSEK 1,803 during 2004. After amortization of MSEK 1,150 and negative translation differences of MSEK 923 total goodwill for the Group amounted to MSEK 14,508 (14,778).

The Group's total capital employed was MSEK 19,899 (20,299). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK 1,070 during 2004. This decrease is mainly explained by the decline of the USD during the fourth quarter of 10 percent, from 7.36 to 6.61.

The return on capital employed was 20 percent (18).

The Group's net debt amounted to MSEK 9,084 (9,083). Acquisitions in 2004 increased the Group's net debt by MSEK 2,362, of which purchase payments accounted for MSEK 1,877, assumed net debt for MSEK 438 and restructuring costs paid for MSEK 47. The Group's net debt decreased by MSEK 461 during 2004 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 6.7 (5.3).

The new recommendation RR 29 Employee Benefits that came into effect on January 1, 2004, has resulted in a decrease of the opening net debt of MSEK 33 due to the reclassification of provisions for pensions and similar commitments from Interest bearing provisions to Non-interest bearing provisions. Further information can be found in Note 4.

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 95 (108).

Shareholders' equity amounted to MSEK 10,798 (11,201). The translation of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK 609 during 2004. The net debt to equity ratio amounted to 0.84 (0.81).

The total number of outstanding shares amounted to 365,058,897 as of December 31, 2004. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810.

ACQUISITIONS AND DIVESTITURES

January – December 2004 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Of which provisions for restructuring
Opening balance						**14,778**	**49**
VNV, Netherlands [6]	Security Services Europe	n/a	-	155	155	155	-
TCV, Spain	Security Services Europe	Apr 1	55	18	27	14	3
Eurotelis, France	Security Systems	Jun 1	247	238	209	234	29
Bell, UK	Security Systems	Jun 7	954	1,354	1,446	1,301	-
Valiance, France	Cash Handling Services	Oct 16	1,522	91	458	76	-
Struck & Partner, Germany	Security Systems	Nov 1	59	19	17	15	-
Other acquisitions [7]			25	19	20	20	2
Divestitures [8]			-49	-17	-17	-12	-
Total acquisitions/divestitures January – December 2004			**n/a**	**1,877**	**2,315**	**1,803**	**34**
Amortization of goodwill/utilization of provisions for restructuring						-1,150	-47
Translation differences						-923	-2
Closing balance						**14,508**	**34**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company 6) The last two additional payments based on the profit development in VNV during 2003. See the Annual Report 2003, page 47. 7) Argus, USA, Best Security, Belgium, Best Event Service, Belgium, GDW, Belgium, contract portfolios, Finland, Vagtjensten Fredrikshavn, Denmark (additional payment), FST Beveiliging, Netherlands 8) Protectas Aviation Security A.G, Switzerland

Acquisitions 2004

Acquisitions increased sales by MSEK 1,519 during 2004 and Group goodwill by MSEK 1,803 leading to an increase of MSEK 104 in annual goodwill amortization.

TCV, Spain

In April 2004 Securitas Security Services in Spain acquired TCV with annual sales of MEUR 6 (MSEK 55) in security services and 230 employees. The acquisition is included in the Securitas Group as from April 1, 2004, with an enterprise value of MEUR 3.0 (MSEK 27) and a goodwill of MEUR 1.5 (MSEK 14), to be amortized over five years. The acquisition has strengthened the Spanish security services operations in the Castilla La Mancha region.

Eurotelis, France

On May 10, 2004 Securitas Security Systems in France acquired Eurotelis from the Valiance Group. Eurotelis, with 370 employees, has annual sales of MEUR 27 (MSEK 247) mainly in installation and alarm monitoring. The acquisition, which has an enterprise value of MEUR 23 (MSEK 209) and a goodwill of MEUR 26 (MSEK 234) to be amortized over ten years, is included in the Securitas Group as from June 1, 2004.

Eurotelis strengthens the position of Securitas Security Systems in France and enables Securitas to be the market leader in the bank and post segment.

Bell Group plc, UK

On May 6, 2004, Securitas and Bell Group plc announced that they had agreed the terms of a recommended cash offer by Securitas for the entire issued and to be issued share capital of Bell. The offer, which was made on the basis of 175 pence in cash for each Bell share, was declared unconditional in all respects on June 7, 2004.

Bell was founded in 1985 and listed on the London Stock exchange in 1999. The company, which has 800 employees, is mainly active in the design, installation and maintenance of security systems and is a high quality security systems provider to the financial services market in UK and Ireland, where it is the market leader. For 2003, the company reported sales of MGBP 70 (MSEK 922) and an operating income before goodwill amortization and exceptional items of MGBP 5 (MSEK 66), corresponding to an operating margin of 7 percent. More than 70 percent of sales were in the UK and Ireland. Bell also has activities in some other European countries overlapping with Securitas' existing business.

The acquisition, which was financed from existing cash resources and which is included in the Securitas Group as from June 7, 2004, represents an enterprise value of MGBP 104 (MSEK 1,446), including acquired net debt of MGBP 6.8 (MSEK 92). This gives a goodwill of MGBP 94 (MSEK 1,301) to be amortized over 20 years. Bell has increased Group sales by MSEK 431. The impact of the acquisition on income before taxes is slightly negative. Synergies from the acquisitions are estimated at MGBP 3 (MSEK 41) on an annual basis and the acquisition is expected to contribute positively to income before taxes with full impact as from 2005.

With the acquisition of Bell and Eurotelis (described above) the Security Systems division has annual sales of approximately MSEK 5,500 and operations in 12 European countries and the USA. The acquisition is consistent with the four-step strategy for the division that entails splitting installation and technical maintenance, focusing on customer segments, global sourcing with long-term partners and acquiring new platforms.

Valiance Cash Handling, France

On September 30, 2004 Securitas agreed to take over personnel and certain assets representing the Valiance cash handling operations in France, that were placed under administration on July 27, 2004. The operations comprise a nationwide network of 59 local branches making Securitas one of the two main players in the French cash handling market.

The Valiance operations have annual sales of MEUR 170 (MSEK 1,522), 2,527 employees in 59 local branches with national cover and 875 vehicles. Customers are mainly the Post, banks and large retailers. Securitas has taken over personnel and certain assets from the administered company in return for a cash payment of MEUR 10 (MSEK 91) and by assuming personnel related liabilities of MEUR 9 (MSEK 81). In addition to this Securitas has assumed certain financial leases on vehicles, buildings and security equipment. This together with an expected further working capital outflow of MEUR 10 (MSEK 91), in connection with the final closing of the acquisition during the first quarter 2005, will give a total capital employed of approximately MEUR 60 (MSEK 540). Goodwill from the acquisition amounts to MEUR 8 (MSEK 76).

As Securitas has only acquired or assumed the resources it needs to run the operations, the estimated restructuring costs are nominal and mainly related to the re-branding of the operations.

Valiance is included in the Securitas Group from October 16, 2004. The acquired business is expected to contribute to Group income and cash flow from the beginning of 2005.

Including the acquired Valiance operations, Securitas Cash Handling Services in France has annual sales of MEUR 215 (MSEK 1,935) and approximately 3,000 employees in 66 local branches. The business is divided into 62 percent transportation, 10 percent ATM services and 28 percent cash management services.

Struck & Partner, Germany

In November 2004 Securitas Security Systems in Germany acquired Struck & Partner in Rostock with annual sales of MEUR 6.5 (MSEK 59) and 50 employees. The company is mainly active in the installation of video surveillance equipment for chain stores and will give Securitas a strong platform to expand from in this area.

The acquisition is included in the Securitas Group as from November 1, 2004 with an enterprise value of MEUR 1.8 (MSEK 17) and a goodwill of MEUR 1.7 (MSEK 15).

Acquisitions after December 31, 2004

BDM, Switzerland

In January 2005 Protectas in Switzerland acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, has annual sales of MCHF 4.2 (MSEK 24). The acquisition is included in the Securitas Group as from January 1, 2005 with an enterprise value of MCHF 5.2 (MSEK 30). Goodwill amounts to MCHF 4.7 (MSEK 27).

The acquisition will significantly strengthen the systems and alarm monitoring capabilities of Securitas' operations in Switzerland.

Belgacom, Belgium

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France. The transaction was to be completed in three steps. As a first step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding S.A. (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002.

On January 14, 2005 Securitas announced that Belgacom has exercised its option to sell its remaining shares in ASH for MEUR 50 (MSEK 450). Through this third step, Securitas has now acquired the remaining 28 percent of the shares in ASH. This completes the Belgacom transaction that has strengthened Securitas small alarm position in the Belgian and Dutch markets. ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) with 91,000 alarm connections in the Benelux area.

The transaction is subject to clearance by the Belgian competition authority.

SIGNIFICANT EVENTS

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2003. For the most recent published background information please refer to Securitas Annual Report 2003 Note 28, Contingent Liabilities page 72.

All investigations of the events of September 11 continue to indicate that Globe in no way has been negligent in its actions or is otherwise at fault for the events. This was confirmed through the release of previously confidential Congressional testimony by the Director of the FBI. The customer contract gives Globe the right to tender claims for damages to the customer. Globe is a separate operation and is a separate legal entity. Any liability for claims thus is limited to Globe's own ability to pay and the insurance protection available to it. In November 2002, the U.S. Congress restored the liability cap for eligible screening companies such as Globe. Under this legislation, any potential liability arising out of the terrorist events of September 11 would be limited to the amount of liability insurance coverage maintained.

As previously disclosed, a special fund has been established by the U.S. Government to compensate victims of the September 11 tragedy. Over 98 percent of persons claiming on behalf of World Trade Center deceased victims has elected to obtain compensation from the victim's compensation fund rather than pursue litigation. Claimants under the fund waive their right to seek compensation through litigation. The deadlines for filing wrongful death, bodily injury and property damage claims have now all expired. Cross claims may still be filed by existing parties to the already filed claims.

Together with the relevant airline and other parties, Globe or another Securitas company is a defendant in 68 lawsuits pertaining to the events of September 11. The proceedings against the Securitas companies other than Globe have, with the consent of the Court and the plaintiffs, been temporarily stayed. In all the suits, a number of persons other than Globe and Securitas companies are co-defendants. 50 suits pertain to persons who died or who were injured and 18 relate to damage to property and businesses owing to the events of September 11. Certain of the property claims are believed to be substantial and the aggregate, estimated value of the claims filed exceeds the insurance

coverage estimated to exist as a potential source of recovery. Due to the statutory liability cap, any such claims are limited to the amount of liability coverage maintained. Globe and the other companies in the Group named as defendants are challenging these suits.

In addition to the insurance coverage maintained by Globe on September 11, other insurance coverage may be available to Globe for the events of September 11 through utilization of the Securitas Group's insurance. The insurer which provided the Group insurance on September 11 denied coverage in respect of any potential liability arising out of the events of that day. Securitas commenced an arbitration proceeding in Sweden in order to confirm its right to extended coverage with respect to the events of September 11, 2001 under the Group's general liability policy. A final arbitration award was issued during 2004 in this proceeding confirming that coverage under this policy does extend to the events of September 11, 2001. The insurer has filed a challenge to this award contending that the award should be partially set aside for reasons of procedural irregularities. Securitas is contesting this challenge.

Any liabilities arising out of the September 11 litigation are not expected to impact Securitas' business operation or financial position.

Long-term credit rating

The long-term credit rating for Securitas from Moody's changed in August 2004 from Baa1 with negative outlook to Baa2 with stable outlook. The Standard & Poor's long-term credit rating is BBB+ with stable outlook.

ACCOUNTING PRINCIPLES

In general

In preparing this full year report, Securitas has applied the accounting principles in Note 1 on pages 57–59 of the published Annual Report for 2003.

Implementation and effects of new recommendations from the Swedish Financial Accounting Standards Council for 2004

Information on the transition to RR 29 Employee Benefits can be found in Appendix 1 and in Note 4.

Transition to International Financial Reporting Standards in 2005 (IAS/IFRS)

For information regarding the transition to IAS/IFRS please refer to Appendix 1.

PROPOSED DIVIDEND TO SHAREHOLDERS, ANNUAL GENERAL MEETING AND CORPORATE GOVERNANCE

Dividend

The stated dividend policy of Securitas has been to declare a dividend to its shareholders of at least a third of net income each financial year. For the last ten years the dividend has been in the range of 40 to 60 percent of net income.

Going forward, the size of the dividend and its growth should not be viewed only in relation to net income but more importantly with a view to the free cash flow generation. The free cash flow generated can be used for acquisitions, debt repayment or dividends to the shareholders and sets the limits for how much cash that can be used for these together. The proportion used for each of them needs to be determined with a view to the development of the important key financial ratios, the interest cover ratio and the net debt to equity ratio. These ratios are important for the long-term credit rating of the Group and thereby the access to bank financing and the debt capital markets. Historically, dividends have amounted to between 40 and 50 percent of free cash flow in most years.

The target for key financial ratios has been to keep the interest cover ratio at a level of at least 6 and for the net debt to equity ratio to be in the range of 0.8-1.0. As the latter ratio includes the equity this means it will no longer be the best indicator of balance sheet strength with the new IFRS accounting principles with no goodwill amortization. The discontinued goodwill amortization has no effect on the cash flows and the net debt to equity ratio will improve much quicker as equity grows faster.

Consequently, during 2005 Securitas will switch to monitoring the free cash flow in relation to net debt or inversely the net debt in relation to free cash flow (which gives the number of years it will take to amortize the current net debt with the current free cash flow). The free cash flow in relation to net debt should in the future exceed 0.20 (or inversely be lower than five years).

With a sound free cash flow generation averaging 80 percent of adjusted income and a balanced growth strategy, comprising of both organic and acquisition driven growth, Securitas should be able to sustain a dividend level of 40-50 percent of the annual free cash flow.

With this background the Board of Directors proposes a dividend to shareholders of SEK 3.00 (2.00) per share, which is 43 percent (41) of free cash flow.

Annual General Meeting 2005

The Annual General Meeting will be held at Grand Hotel in Stockholm on April 7, 2005 at 5.00 pm.

Corporate Governance

At the Annual General Meeting held on April 6, 2004, a nomination committee was elected consisting of Gustaf Douglas and Melker Schörling, representing the principal owners of Securitas AB. Further, the members of the nomination committee were instructed by the Annual General Meeting to designate, during the third quarter 2004, two members from the major institutional shareholders. In September 2004, Marianne Nilsson, Robur and Annika Andersson, Fourth Swedish National Pension Fund were appointed as members of the nomination committee before the Annual General Meeting 2005.

The new Swedish Code for Corporate Governance was published in December 2004 and is proposed to come into effect as of July 1, 2005. Securitas is positive to the establishment of the code and is currently reviewing the implications for the company in order to be prepared to adopt the code when it is finally implemented.

THE GROUP'S DEVELOPMENT

The development in 2004 confirms that Securitas has returned to positive organic sales growth and increased income supported by strong cash flow.

Security Services Europe, Security Systems, Direct and Cash Handling Services (which represent 77 percent of Group operating income) have together demonstrated strong organic sales growth and margin development. Security Services USA has stabilized in sales, but has not yet achieved positive organic sales growth during 2004 and is still experiencing pressure on profitability.

The outlook for 2005 is a continuing positive development in line with 2004 driven by the same divisions as in 2004. Security Services USA is expected during 2005 to turn positive in organic sales growth and be more in line with the market, whereas margins are expected to continue to be under pressure.

Stockholm, February 9, 2005



Thomas Berglund
President and Chief Executive Officer

Review report

We have reviewed this full year report in accordance with the recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the full year report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, February 9, 2005
PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Chief Auditor

Anders Lundin
Authorized Public Accountant

Income

MSEK	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2002
Sales, continuing operations	14,579.9	14,352.8	58,167.6	57,886.3	61,580.8
Sales, acquired businesses	642.1	323.6	1,519.0	964.0	4,104.5
Total sales	**15,222.0**	**14,676.4**	**59,686.6**	**58,850.3**	**65,685.3**
Organic sales growth, % [1]	*3*	*1*	*3*	*-3*	*8*
Production expenses	-11,621.7	-11,224.2	-46,017.8	-45,491.5	-50,625.0
Gross income	**3,600.3**	**3,452.2**	**13,668.8**	**13,358.8**	**15,060.3**
Selling and administrative expenses	-2,492.6	-2,368.0	-9,674.5	-9,626.8	-10,601.9
Operating income before amortization of goodwill	**1,107.7**	**1,084.2**	**3,994.3**	**3,732.0**	**4,458.4**
Operating margin, %	*7.3*	*7.4*	*6.7*	*6.3*	*6.8*
Amortization of goodwill	-284.2	-288.6	-1,149.7	-1,137.0	-1,164.5
Operating income after amortization of goodwill	**823.5**	**795.6**	**2,844.6**	**2,595.0**	**3,293.9**
Net financial items	-122.8	-137.0	-516.6	-596.8	-782.3
Income before taxes	**700.7**	**658.6**	**2,328.0**	**1,998.2**	**2,511.6**
Net margin, %	*4.6*	*4.5*	*3.9*	*3.4*	*3.8*
Current taxes	-235.5	-146.1	-795.0	-675.2	-620.8
Deferred taxes	-14.6	-101.6	-65.4	-78.9	-376.2
Minority share in net income	-0.3	-0.8	-0.7	-1.8	-28.8
Net income for the period	**450.3**	**410.1**	**1,466.9**	**1,242.3**	**1,485.8**

Cash flow

Operating cash flow MSEK	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2002
Operating activities					
Operating income before amortization of goodwill	1,107.7	1,084.2	3,994.3	3,732.0	4,458.4
Investments in fixed assets	-710.3	-401.5	-1,969.9	-1,718.6	-1,746.1
Depreciation (excluding amortization of goodwill)	442.0	410.4	1,645.1	1,564.1	1,493.5
Change in accounts receivable [2]	-318.9	-9.7	-485.1	-368.1	808.6
Changes in other operating capital employed [2]	875.0	258.3	445.6	-282.2	173.8
Cash flow from operating activities	**1,395.5**	**1,341.7**	**3,630.0**	**2,927.2**	**5,188.2**
Cash flow from operating activities, %	*126*	*124*	*91*	*78*	*116*
Net financial items paid	-127.5	-149.1	-518.4	-615.0	-794.6
Income taxes paid	-249.6	-179.3	-581.5	-510.9	-678.2
Free cash flow	**1,018.4**	**1,013.3**	**2,530.1**	**1,801.3**	**3,715.4**
Free cash flow, % [3]	*136*	*126*	*94*	*73*	*122*
Cash flow from investing activities, acquisitions	-484.9	-25.7	-2,362.3	-1,307.8	-1,709.7
Cash flow from financing activities	-943.1	538.0	-1,495.3	1,572.3	29.5
Cash flow for the period	**-409.6**	**1,525.6**	**-1,327.5**	**2,065.8**	**2,035.2**

Cash flow MSEK	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2002
Cash flow from operations	1,707.1	1,408.6	4,453.4	3,492.9	5,357.6
Cash flow from investing activities	-1,173.6	-421.0	-4,285.6	-2,999.4	-3,351.9
Cash flow from financing activities	-943.1	538.0	-1,495.3	1,572.3	29.5
Cash flow for the period	**-409.6**	**1,525.6**	**-1,327.5**	**2,065.8**	**2,035.2**

Change in net debt MSEK	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2002
Opening balance	**-10,184.0**	**-10,094.4**	**-9,082.5**	**-9,886.8**	**-12,582.6**
Effect of change in accounting principle [4]	-	-	32.6	-	-
Opening balance adjusted in accordance with new principle	**-10,184.0**	**-10,094.4**	**-9,049.9**	**-9,886.8**	**-12,582.6**
Cash flow for the period	-409.6	1,525.6	-1,327.5	2,065.8	2,035.2
Change in loans	1,010.5	-538.0	832.6	-2,095.5	-414.0
Change in net debt before translation differences	**600.9**	**987.6**	**-494.9**	**-29.7**	**1,621.2**
Translation differences	499.0	24.3	460.7	834.0	1,074.6
Change in net debt	**1,099.9**	**1,011.9**	**-34.2**	**804.3**	**2,695.8**
Closing balance	**-9,084.1**	**-9,082.5**	**-9,084.1**	**-9,082.5**	**-9,886.8**

Capital employed and financing

MSEK	Dec 31, 2004	Sep 30, 2004	Dec 31, 2003	Sep 30, 2003	Dec 31, 2002
Operating capital employed	**5,390.7**	**5,565.5**	**5,521.4**	**5,722.9**	**4,890.9**
Return on operating capital employed, % [5]	*73*	*72*	*72*	*72*	*83*
Operating capital employed as % of sales [5, 6]	*9*	*9*	*9*	*10*	*7*
Goodwill	14,508.3	15,633.2	14,777.8	15,351.7	16,672.2
Capital employed	**19,899.0**	**21,198.7**	**20,299.2**	**21,074.6**	**21,563.1**
Return on capital employed, % [5, 7]	*20*	*19*	*18*	*18*	*21*
Net debt	**-9,084.1**	**-10,184.0**	**-9,082.5**	**-10,094.4**	**-9,886.8**
Minority interest	**16.6**	**16.4**	**15.6**	**14.8**	**13.2**
Shareholders' equity	**10,798.3**	**10,998.3**	**11,201.1**	**10,965.4**	**11,663.1**
Net debt equity ratio/multiple	*0.84*	*0.93*	*0.81*	*0.92*	*0.85*

Notes 1-7 refer to page 14

Balance Sheet

MSEK	Dec 31, 2004	Sep 30, 2004	Dec 31, 2003	Sep 30, 2003	Dec 31, 2002
ASSETS					
Fixed assets					
Goodwill	14,508.3	15,633.2	14,777.8	15,351.7	16,672.2
Other intangible fixed assets	431.9	403.9	384.7	303.7	263.0
Tangible fixed assets	5,820.0	5,170.8	5,069.0	5,116.7	5,256.5
Non-interest bearing financial fixed assets [4]	1,876.2	2,015.9	2,455.2	2,579.2	2,734.2
Interest bearing financial fixed assets	138.2	140.7	138.7	134.7	147.3
Total fixed assets	**22,774.6**	**23,364.5**	**22,825.4**	**23,486.0**	**25,073.2**
Current assets					
Non-interest bearing current assets	10,335.8	10,659.8	9,653.6	9,741.0	9,552.6
Cash and liquid funds	3,120.4	3,562.4	4,475.7	3,010.3	2,851.2
Total current assets	**13,456.2**	**14,222.2**	**14,129.3**	**12,751.3**	**12,403.8**
TOTAL ASSETS	**36,230.8**	**37,586.7**	**36,954.7**	**36,237.3**	**37,477.0**

MSEK	Dec 31, 2004	Sep 30, 2004	Dec 31, 2003	Sep 30, 2003	Dec 31, 2002
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Restricted equity	6,471.0	7,331.1	7,820.9	6,833.0	7,823.7
Non-restricted equity	4,327.3	3,667.2	3,380.2	4,132.4	3,839.4
Total shareholders' equity	**10,798.3**	**10,998.3**	**11,201.1**	**10,965.4**	**11,663.1**
Equity ratio, %	*30*	*29*	*30*	*30*	*31*
Minority interest	**16.6**	**16.4**	**15.6**	**14.8**	**13.2**
Provisions					
Interest bearing provisions [4]	-	-	32.6	35.2	34.8
Non-interest bearing provisions [4]	2,081.4	2,784.1	2,072.5	2,187.6	2,433.9
Total provisions	**2,081.4**	**2,784.1**	**2,105.1**	**2,222.8**	**2,468.7**
Long-term liabilities					
Non-interest bearing long-term liabilities	90.8	43.0	231.2	164.2	231.2
Interest bearing long-term liabilities	10,141.8	11,241.1	11,205.7	11,209.8	11,397.5
Total long-term liabilities	**10,232.6**	**11,284.1**	**11,436.9**	**11,374.0**	**11,628.7**
Current liabilities					
Non-interest bearing current liabilities	10,901.0	9,857.8	9,737.4	9,665.9	10,250.3
Interest bearing current liabilities	2,200.9	2,646.0	2,458.6	1,994.4	1,453.0
Total current liabilities	**13,101.9**	**12,503.8**	**12,196.0**	**11,660.3**	**11,703.3**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**36,230.8**	**37,586.7**	**36,954.7**	**36,237.3**	**37,477.0**

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
CHANGES IN SHAREHOLDERS' EQUITY				
Opening balance according to adopted balance sheet	**365.1**	**7,455.8**	**3,380.2**	**11,201.1**
Effect of change in accounting principle [4]	-	-	-530.8	-530.8
Opening balance adjusted in accordance with new principle	**365.1**	**7,455.8**	**2,849.4**	**10,670.3**
Translation differences	-	-610.4	1.6	-608.8
Transfer between restricted & non-restricted reserves	-	-739.5	739.5	-
Net income for the period	-	-	1,466.9	1,466.9
Dividend paid	-	-	-730.1	-730.1
Closing balance	**365.1**	**6,105.9**	**4,327.3**	**10,798.3**

Data per share

SEK	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2002
Share price, end of the period	114.00	97.00	114.00	97.00	104.00
Earnings after current taxes, after full conversion	1.26	1.38	4.19	3.66	5.14
Earnings after full taxes, before full conversion	1.23	1.12	4.02	3.41	4.10
Earnings after full taxes, after full conversion	1.22	1.12	4.01	3.45	4.14
Dividend	-	-	3.00 [8]	2.00	2.00
P/E-ratio after full conversion	-	-	28	28	25
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	363,055,906
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	364,808,523	362,068,889
Number of shares after full conversion	382,408,810	382,408,810	382,408,810	382,408,810	382,473,261
Average number of shares after full conversion	382,408,810	382,408,810	382,408,810	382,416,866	376,689,957

Further information regarding earnings per share

MSEK	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2002
Net income for the period	450.3	410.1	1,466.9	1,242.3	1,485.8
Interest cost for the convertible loan, net of 28% tax	16.8	17.5	68.1	77.8	73.7
Net income used in data per share calculations	467.1	427.6	1,535.0	1,320.1	1,559.5

Notes 4 and 8 refer to page 14

KEY FIGURES - THE GROUP, 2000-2004


Total sales & Organic sales growth, 2000-2004
Total Sales, MSEK
Organic sales growth, %
Operating income & Operating margin, 2000-2004
Operating income, MSEK
Operating margin, %
Income before taxes & Free cash flow, 2000-2004
Income before taxes, MSEK
Free cash flow, MSEK
Capital employed & Return on capital employed, 2000-2004
Capital employed, MSEK
ROCE, %
Interest cover ratio & Net debt/ equity ratio, 2000-2004
Interest cover ratio, /
Net debt / equity ratio, /
Earnings per share after full taxes, 2000-2004
Earnings per share after full taxes, SEK

Notes

1) The calculation of organic sales growth is reported in the table Sales October – December and Sales January – December under the section Sales and Income for the Group.

2) The change in accounts receivable is accounted for separately, whereas it was previously included in Changes in other operating capital employed. Changes in other operating capital employed have been adjusted by MSEK 9.7 for October – December 2003, MSEK 368.1 for full year 2003 and MSEK -808.6 for full year 2002.

3) Free cash flow as percent of operating income before amortization of goodwill less current taxes and net financial items (adjusted income).

4) Provisions for pensions and similar commitments are from January 1, 2004 accounted for according to the new recommendation RR 29 Employee Benefits as described under Accounting Principles. The transition to RR 29 Employee Benefits has not only resulted in an increase of the net liability but also to a reclassification in the balance sheet where all defined benefit plans are accounted for either as Non-interest bearing financial fixed assets or as provisions for pensions and similar commitments included in Non-interest bearing provisions. According to the transition rules the comparatives have not been restated and thus provisions for pensions and similar commitments which previously was included in net debt is not included in net debt from January 1, 2004. The impact on net debt is not material (Provisions for pensions and similar commitments amounted to MSEK 32.6 compared to a net debt of MSEK 9,082.5 in December 2003, MSEK 35.2 compared to a net debt of MSEK 10,094.4 in September 2003, MSEK 35.2 compared to a net debt of MSEK 10,801.3 in June 2003, MSEK 35.7 compared to a net debt of MSEK 9,603.0 in March 2003 and MSEK 34.8 compared to a net debt of MSEK 9,886.8 in December 2002). Costs for defined benefit plans are estimated using the so-called Projected Unit Credit method in a way that distributes the cost over the employee's working life. Obligations are valued at the present value of the expected future cash flows using a discount interest rate corresponding to the interest rate on first-class corporate bonds or government bonds with remaining tenor that is approximately the same as the obligations. If defined benefit plans after taking related assets into consideration result in a net asset, they are reported as net assets in the consolidated balance sheet. Otherwise they are reported as provisions. Costs relating to defined benefit plans, including the interest element, are accounted for in operating income.

5) Key ratios for Return on operating capital employed, %, Operating capital employed as % of sales and Return on capital employed, %, have not been adjusted for the change in accounting principle, described in Appendix 1 and in Note 4, since the effect of the increase of the net liability pensions and other benefits to employees only impacts operating capital employed and capital employed from January 1, 2004.

6) Adjusted for the full year sales of acquired entities.

7) Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

8) Proposed dividend.

APPENDIX 1. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS IN 2005 (IAS/IFRS)

Summary

Securitas is on target to report according to new financial reporting standards in 2005 (IAS/IFRS). All the information regarding the transition to IAS/IFRS 2005 given below is subject to final adjustments but gives an overview of the new accounting rules and the projected impact on Securitas.

Summary of IAS/IFRS impact on Securitas is as follows:

IAS/IFRS with no impact or with limited impact on Securitas					IAS/IFRS with significant impact on Securitas
Presentation of Financial Statements (IAS 1)	Inventories (IAS 2)	Cash Flow (IAS 7)	Change In Accounting Policies (IAS 8)	Events After Balance Sheet Date (IAS 10)	Employee Benefits (IAS 19)
Construction Contracts (IAS 11)	Income Taxes (IAS 12)	Segment Reporting (IAS 14)	Property, Plant and Equipment (IAS 16)	Leasing (IAS 17)	Business Combinations (IAS 22 & IFRS 3)
Revenue (IAS 18)	Government Grants (IAS 20)	Foreign Exchange Rates (IAS 21)	Borrowing Costs (IAS 23)	Related Parties (IAS 24)	Impairment of Assets (IAS 36)
Retirement Benefit plans (IAS 26)	Accounting of Investments (IAS 27)	Associates (IAS 28)	Joint Ventures (IAS 31)	Earnings Per Share (IAS 33)	Intangible Assets (IAS 38)
Interim Reporting (IAS 34)	Investment Property (IAS 41)	Sharebased Payments (IFRS 2)	Insurance Contracts (IFRS 4)	Discontinued Operations (IFRS 5)	Financial Instruments (IAS 32 & IAS 39)
					First Time Adoption (IFRS 1)

Income statement under IFRS for 2004

MSEK	Swedish GAAP 2004	Employee Benefits [1]	Securitization [2]	IFRS 3 and other impact	IFRS 2004
Total sales	59,687	-	-	-	59,687
Organic sales growth, %	*3*	-	-	-	*3*
Operating income before amortization	3,994	-	-	32	4,026
Operating margin, %	*6.7*	-	-	-	*6.7*
Amortization of goodwill	-1,150	-	-	1,150	-
Amortization of acquisition related intangible assets	-	-	-	-100	-100
Acquisition related restructuring costs	-	-	-	-26	-26
Operating income after amortization	**2,844**	-	-	**1,056**	**3,900**
Net Financial Items	-516	-	-	-	-516
Interest cover ratio	*6.7*	-	-	-	*6.5*
Income before taxes	**2,328**	-	-	**1,056**	**3,384**
Taxes	-860	-	-	5	-855
Minority share in net income	-1	-	-	1	-
Net income	**1,467**	-	-	**1,062**	**2,529**
Earnings per share (SEK)	4.01	-	-	2.78	6.79

[1] *Employee benefits are accounted for according to RR 29 which equals IAS 19 from January 1, 2004 and thus has no impact on the income statement.*
[2] *Securitization has no net impact on the income statement but will be reclassified within Net financial items and thus lead to a decline in the interest cover ratio for 2004 of 0.2.*

Opening balance under IFRS as per January 1, 2004

MSEK	Swedish GAAP Jan 1, 2004	Employee Benefits	Securitization	IFRS 3 and other impact	IFRS Jan 1, 2004
Accounts receivable	6,736	-	1,637	-	8,373
Other operating capital employed	-1,215	-564	-	-165	-1,944
Total operating capital employed	**5,521**	**-564**	**1,637**	**-165**	**6,429**
Goodwill	14,778	-	-	-118	14,660
Acquisition related intangible assets	-	-	-	308	308
Total capital employed	**20,299**	**-564**	**1,637**	**25**	**21,397**
Operating capital employed as % of sales	*9*	-	-	-	*11*
Return on capital employed, %	*18*	-	-	-	*17*
Net debt	9,083	-33	1,637	-	10,687
Net debt equity ratio, multiple	*0.81*	-	-	-	*1.00*
Shareholders' equity	11,216	-531	-	25	10,710
Total financing	**20,299**	**-564**	**1,637**	**25**	**21,397**

Operating items are labeled in green, net debt-related items in red and goodwill, acquisition related intangible assets and taxes in yellow. Items related to shareholders' equity are labeled in blue.

Closing balance under IFRS as per December 31, 2004

MSEK	Swedish GAAP Dec 31, 2004	Employee Benefits	Securitization	IFRS 3 and other impact	IFRS Dec 31, 2004
Accounts receivable	7,279	-	1,549	-	8,828
Other operating capital employed	-1,888	-	-	-199	-2,087
Total operating capital employed	**5,391**	**-**	**1,549**	**-199**	**6,741**
Goodwill	14,508	-	-	794	15,302
Acquisition related intangible assets	-	-	-	433	433
Total capital employed	**19,899**	**-**	**1,549**	**1,028**	**22,476**
Operating capital employed as % of sales	*9*	-	-	-	*11*
Return on capital employed, %	*20*	-	-	-	*18*
Net debt	9,084	-	1,549	-	10,633
Net debt equity ratio, multiple	*0.84*	-	-	-	*0.90*
Shareholders' equity	10,815	-	-	1,028	11,843
Total financing	**19,899**	**-**	**1,549**	**1,028**	**22,476**

Operating items are labeled in green, net debt-related items in red and goodwill, acquisition related intangible assets and taxes in yellow. Items related to shareholders' equity are labeled in blue.

Six Fingers – Securitas' external financial key ratios

MSEK	Swedish GAAP	IFRS adjustment	Adjusted to IFRS
Total Sales, MSEK	59,687	-	59,687
Organic sales growth, %	*3*	-	*3*
Operating margin, %	*6.7*	-	*6.7*
Income before taxes, MSEK	2,328	1,056	3,384
Operating capital employed as % of total sales	*9*	*2*	*11*
Free cash flow, MSEK	2,530	-	2,530
Return on capital employed, %	*20*	*-2*	*18*
Net debt to equity ratio	*0.84*	*0.06*	*0.90*
Interest cover ratio	*6.7*	*-0.2*	*6.5*
Earnings per share, SEK	4.01	2.78	6.79

Introduction

Securitas will be reporting according to International Financial Reporting Standards (formerly IAS) from 2005. Although the Swedish Financial Accounting Standards Council's recommendations have progressively converged with IFRS, a number of discrepancies remain. The discrepancies mainly concern application dates and transition rules, but also reflect some of the changes introduced to IAS/IFRS via ongoing improvement projects carried out by the International Accounting Standards Board (IASB). However, taken as a whole the Swedish regulatory framework, in terms of the parts applicable to Securitas, is in all material aspects adapted to the changes being introduced within the European Union.

Securitas' IFRS project

In order to evaluate the impact of the transition to IAS/IFRS, a project was established during 2003. A dedicated implementation organization has worked under the leadership of the Executive Vice President and CFO and with the assistance of Securitas' auditors. The results of the project has been communicated to Group Management, the Audit Committee and the Board of Directors on a continuous basis. The main impacts will be resulting from the accounting of business combinations, including the treatment of goodwill and the recognition and measurement of financial instruments. Segment reporting and Employee benefits, which are two other changes that are significant for many companies transitioning to IFRS, have already been implemented in the Group's reporting with the introduction of the Swedish Standards RR 25 Segment Reporting in 2003 and RR 29 Employee Benefits in 2004.

Adoption of IFRS

Securitas will adopt IFRS from the year starting on January 1, 2005. The first interim report issued under IFRS will be the first quarter 2005 published in May 2005. Securitas will provide detailed disclosure on the transition to IAS/IFRS including both the opening balance for 2004 as well as quarterly information adjusted according to IFRS in the Annual Report for 2004. For the years previous to 2004 no restatement will take place, which is in line with the transition rules in IFRS 1.

Segment Reporting

IAS 14 Segment reporting was introduced on July 1, 1998. Segment reporting according to RR 25 was introduced for the reporting of the divisions, which equals segments, within Securitas from the fourth quarter report of 2003, with the historical data being adjusted to conform accordingly.

RR 25 as well as IAS 14 is intended to define principles on how information on various products, services and geographical regions is disclosed. Securitas has disclosed financial information by division since the implementation of its divisional structure. Securitas' principles for the preparation of information by division had previously been to allocate all central expenses and balance sheet items to the divisions. RR 25 stipulates that costs in any particular segment (division) should not include general administrative expenses, expenses for head offices and other central expenses. These expenses are under RR 25 required to be accounted for separately under the Other heading. Moreover, the segment's assets and liabilities should exclusively include those items that have been utilized/arisen in ongoing operations. Other balance sheet items, primarily current tax, deferred tax and provisions for taxes

are accounted for separately under the Other heading. In general, for the divisions, this means that the income is somewhat higher and that the balance sheets contain only operational items.

Segment reporting has been disclosed in the divisional overview in each quarterly report since the fourth quarter report 2003 as well as in Note 5 to the published Annual Report for 2003. No change will occur when RR 25 is replaced by IAS 14.

Employee Benefits

The accounting of defined benefit plans for pension plans and other employee benefits, primarily healthcare benefits, was for 2003 and previous periods prepared according to Swedish and local accounting standards and recommendations. The new recommendation RR 29 Employee Benefits, which in all material aspects is equal to IAS 19, came into effect on January 1, 2004. This means that defined benefit plans now are accounted for with consistent principles throughout the whole Group. The opening balance for pensions and other employee benefits, MSEK 28, has been restated as of January 1, 2004 without the comparatives being changed, which is in accordance with the transition rules of RR 29. The restated opening balance of the net liability is MSEK 821 higher than the previous balance, calculated according to previously used accounting principles. The difference is attributable mainly to different dates of application of RR 29 and local accounting standards and the different market conditions on those dates and thus have had no significant cash flow impact. The transition to RR 29 has been accounted for as a change in accounting principles, according to RR 5 Changes in Accounting Principles, resulting in a negative adjustment of opening balance of the shareholders' equity of MSEK 531 after considering tax effects of MSEK 290.

MSEK	Jan 1, 2004
Opening balance for pensions and similar commitments	28
Opening balance adjusted to RR 29	-793
Net liability increase	**-821**
Deferred tax	290
Net adjustment of shareholders' equity	**-531**

The above described impact is consistent with the impact for the transition to IFRS on January 1, 2004. When the interim report for the third quarter 2004 was released there was still some uncertainty surrounding the possibility of an additional restatement necessary for the Swedish ITP plan. Since then the Swedish Institute of Authorized Public Accountants have issued a statement regarding the ITP-plan insured via Alecta. This statement states that while the ITP plan insured via Alecta is a defined benefit plan (as previously stated by the Swedish Emerging Issues Task Force in URA 42), it has not been possible to treat it as such since the necessary data available to account for this plan as a defined benefit plan during 2004 have not been available. The ITP-plan insured via Alecta is therefore accounted for as a defined contribution plan. The number of employees covered by this plan is limited and the plan should be sufficiently funded.

The closing balance as per December 31, 2004 is a net liability of MSEK 781 distributed in the balance sheet between assets relating to defined benefit plans for pensions and similar commitments of MSEK 70 and provisions related to defined benefit plans for pensions and similar commitments of MSEK 851. The assets are included in Non-interest bearing financial fixed assets and the provisions under Non-interest bearing provisions. The net decrease of MSEK 12 is explained by pension costs, curtailment gains, cash paid out, acquisitions and translation differences. Please refer to Note 4 for further information.

Business combinations

IFRS 3 Business combinations was approved on March 31, 2004. Securitas has not restated any acquisitions prior to the application date of IFRS 3. However, for acquisitions carried out after the application date of IFRS 3 (from January 1, 2004), adjustments have been carried out for the allocation of the purchase price and also for provisions for restructuring that was included in the determination of goodwill.

Goodwill amortization will under IFRS 3 cease from January 1, 2005 and the goodwill amortization charged to net income in 2004 has been reversed when 2004 is shown as a comparative adjusted to IFRS. Some of the goodwill amortization deemed to be related to acquisition related intangible assets has been reversed from net income as goodwill amortization but charged to net income as amortization of acquisition related intangible assets. This reclassification has been carried out in order to achieve a consistent classification going forward for both the income statement and the balance sheet.

Goodwill amortization will be replaced by a yearly impairment test that will be carried out for all cash generating units (CGU) regardless if there is an indication of the goodwill being impaired or not. This is a difference from current Swedish GAAP where the impairment test was carried out whenever there was an indication of impairment. Securitas has an established impairment testing model that has been refined and utilized throughout the whole Group. In this model, the goodwill and other acquisition related intangible assets will be tested for impairment on a CGU level which is consistent with the level that Securitas monitors performance i.e. per country in a division (segment).

Provisions for restructuring included in the determination of goodwill are not allowed under IFRS 3. The impact of this is that the provisions for restructuring in existence as per December 31, 2003 has been reversed via equity after considering the tax impact. Any utilization of these provisions for restructuring during 2004 has been accounted for as a cost in the income statement. Thus the net impact on equity for these changes is nil, provided that the provisions for restructuring was utilized fully in 2004. For any provisions for restructuring included in the determination of goodwill in 2004 a similar reversal has taken place. The difference is that the opening adjustment has been done as a reduction of goodwill. Thus the net impact on equity is any utilization during 2004 that will be accounted for as a cost without any offset in retained earnings, since there is no opening balance for these provisions for restructuring that will be reversed via opening equity.

The acquisition process has been adapted mainly when it comes to the purchase price allocation that requires potentially more intangible assets, mainly customer related contracts, to be recognized before the residual value is assigned to goodwill. However, since Securitas is a service industry company that acquires businesses in order to apply the Securitas model and generate value by restructuring and refining the acquired business, the main impact will still come from synergies, values related to human resources and the creation of strategic platforms for growth, which most likely will still result in the major part of the purchase price being allocated to goodwill under IFRS 3.

IFRS 3 will have a significant impact on the accounting of business combinations. However, the fundamentals of acquisitions will still remain the same.

Financial instruments

IAS 32 Financial Instruments: Disclosure and presentation was introduced on January 1, 1996 whereas the corresponding Swedish standard RR 27 was introduced from 2003. There are several differences between the two standards most notably that IAS 32 does not permit the netting of two instruments with the purpose of

creating one synthetic instrument e.g. a combination of a non-SEK denominated loan and a foreign currency swap where the Group would assume the liability to repay both principal and interest in SEK. The impact of this paragraph in RR 27 being phased out when replaced by IAS 32 is that there would be a grossing up of assets and liabilities for this type of transaction. The result of this effect can be seen in the column Total book value Group, on the lines Foreign currency forward contracts in Note 2 to the published Annual Report for 2003. The impact as per December 31, 2004 will be seen in note 2 to the published Annual Report for 2004.

IAS 39 Financial instruments: Recognition and mesurement[1] will be implemented from January 1, 2005 without the comparatives being restated. Any cumulative impact resulting from the revaluation of financial instruments under IAS 39 will be accounted for via equity. Most of the hedging activities in place today will qualify for hedge accounting under IAS 39. The notable exception is the exposure to floating interest rate risk that today is being hedged via a program of interest rate swaps whereby the Group switches floating interest rate into fixed interest rate. The cumulative impact, resulting from the revaluation of the interest rate swaps mentioned above, on January 1, 2005 is an unrealized loss of MSEK 9 before tax. The recognition of this effect, which constitutes a change in accounting principle, will net of any tax be accounted for as a reduction of retained earnings. When the interim report for the third quarter was released, this impact was estimated to be an unrealized loss of MSEK 50. Since the release of the third quarter report the USD yield curve has moved and this explains the reduction between the estimated unrealized loss of MSEK 50 and the current figure of MSEK 9.

While IAS 39 will create more volatility in the income statement and balance sheet, although limited for Securitas, than what was previously the case under deferral hedge accounting, it is important to stress that it will not impact the cash flow of the Group nor the existing treasury strategies. For the interest rate swaps above and any other derivatives that will have to be accounted for with a similar impact, any unrealized gains or losses will come back to zero on the final maturity date.

Share based payments

IFRS 2 Share based payments deals with share based incentive schemes and for the purpose of how to account for these schemes divides them into either equity settled schemes or cash settled schemes. IFRS 2 was approved on November 7, 2002 and applies to schemes that have a grant date from this point in time and going forward and that has a vesting date later than January 1, 2005.

Securitas has no equity settled or cash settled schemes that would fall under the scope of this standard.

Taxes

Taxes were not dealt with specifically in the interim report for the third quarter. Taxes are impacted only as far as the transition effects has a tax implication. Taxes are not impacted by reversal of goodwill amortization. Thus the impact on taxes in the income statement is limited.

Other transition impact

A specific issue is that the MUSD 225 (increased to MUSD 250 at the end of 2004 of which MUSD 234 was utilized as per December 31, 2004) securitization agreement in the USA will no longer be an off-balance sheet source of funding. The Group has already earlier shown the securitization added back in Security Services USA's balance sheet and the impact of this on the key ratios for both operating capital employed as percent of sales and return on capital employed. The offset to the add-back was then shown under the heading of Other and thus did not impact these two key ratios on the Group level. When the securitization becomes an on-balance sheet source of funding this will thus impact the Group's key ratios for operating capital employed as percent of sales, return on capital employed as well as the net debt to equity ratio, see below and in schedules above. For the income statement the securitization will only result in a reclassification from Securitization costs to Interest expenses within the finance net. This will have a slight negative impact on the interest cover ratio, see below and in schedules above.

Six Fingers – Securitas' external financial key ratios

The impact on the external financial key ratios below is based on the preliminary impact on the Group's income statement and the preliminary bridge between closing balance according to Swedish GAAP and IAS/IFRS on January 1, 2004 and December 31, 2004. The impact is disclosed on pages 15 and 16.

Total sales has not been impacted by the transition to IAS/IFRS.

Organic sales growth has not been impacted by the transition to IAS/IFRS.

Operating margin has not been impacted by the introduction of IAS/IFRS, since the preliminary impact from IFRS 3 and other impact is only MSEK 32 and thus leaves the operating margin unchanged. RR 29 Employee benefits was introduced already on January 1, 2004 and has no impact on the operating margin from an IAS/IFRS transition perspective.

Income before taxes has been impacted by IFRS 3 and other impact with MSEK 1,056 mainly related to discontinuation of amortization of goodwill of MSEK 1,150.

Operating capital employed as percent of total sales has increased from 9 percent to 11 percent both as per January 1, 2004 and December 31, 2004 as a result mainly from the implementation of RR 29 Employee Benefits and the changed treatment of the securitization.

Free cash flow has not been impacted by the transition to IAS/IFRS since the amortization of goodwill and other acquisition related intangible assets has no cash flow impact and since restructuring costs are not included in the operating income before amortization, and thus included below the level Free cash flow in the consolidated statement of cash flow according to the Securitas' financial model.

Return on capital employed has decreased from 18 percent to 17 percent as per January 1, 2004 and from 20 percent to 18 percent as per December 31, 2004 as a result mainly due to the implementation of RR 29 Employee benefits and the changed treatment of the securitization. As per December 31, 2004 return on capital employed is also impacted by the fact that goodwill is no longer amortized.

The **net debt to equity ratio** has increased from 0.81 to 1.00 as per January 1, 2004 and from 0.84 to 0.90 as per December 31, 2004 mainly due to the changed treatment of the securitization.

The **interest cover ratio** has for 2004 declined from 6.7 to 6.5 after the reclassification from Securitization costs to Interest expense.

Earnings per share has been impacted mainly by the fact that goodwill no longer is amortized. Based on the preliminary impact on the Group's income statement earnings per share after full taxes and full conversion for 2004 has increased with SEK 2.78 from SEK 4.01 to SEK 6.79.

[1] Refers to IAS 39 in its current version as adopted by the European Union.

File No. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in more than 20 countries mainly in USA and Europe.


SECURITAS

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